

Summary

Sol Boards, Inc. ("Sol Boards" or "Company"), based in Bend, Oregon, has created what we believe is a revolutionary single rider electric vehicle under the GolfBoard® brand. The product is designed initially for golf course use, but has a broad range of applications beyond golf. Courses are seeking ways to speed up the game and make it more attractive to a wider range of players. The GolfBoard offers a fun, faster and exciting means of traversing the course, provide a new way for golfers to experience their favorite courses, and attract new players to the game. GolfBoard has repeatedly proven to speed up the pace of play, attract new players, and increases the number of rounds that can be played. We believe golf courses that deploy a fleet of GolfBoards will realize incremental revenue and improved profitability. Nearly 2,000 GolfBoards have shipped to date to over 250 courses worldwide.

However, the GolfBoard product is only the beginning. We have just released two new motorized boards that should allow us to expand far beyond golf. We are currently seeking funding to help us grow quickly, dramatically increase our market penetration, take advantage of our first-mover status, reduce the risk of competition, and continue our product development. Please visit us at www.golfboard.com

Golf Market Overview

Although golf participation rates in the US are expected to rise in the time period 2016 – 2020 as baby boomers retire, the industry is aggressively looking for ways to further increase the number of players and rounds played, and invigorate the sport. Often cited challenges with attracting new players to the game include the slow speed of play, inactivity (associated with sitting in a golf cart for 4 hours or more) and lack of excitement.

There are approximately 15,400 golf courses in the US, and over 34,000 globally. Canada, Australia, UK, Europe and Japan account for 80% of the international capacity.

Product History and Description

The original concept for GolfBoard arose when Don Wildman, founder of the company that became Bally Fitness, and Laird Hamilton, the world's most famous surfer, were discussing the slow pace of play of golf, plus lack of enjoyment associated with riding a golf cart. They, along with Mike Radenbaugh and Starling Faraon developed the idea of making a motorized single rider vehicle designed to mirror the experience of riding a surfboard or snowboard, which would offer a more environmentally friendly, fast and fun way for golfers to go from shot-to-shot (we call it "GolfBoarding").

- GolfBoard is steered by riders shifting their body weight, making it much more physically engaging than a golf cart.
- A 65% reduction in overall weight compared to a standard golf cart allows the player on a GolfBoard to traverse much closer to the greens, as well as right next to the tee box at a far quicker pace.
- With GolfBoard, each player travels directly to their own ball at speed of up to 10 mph, making "GolfBoarding" faster than riding in a golf cart or walking.
- GolfBoard makes the entire experience more fun and enjoyable, and offers better exercise benefits than driving in a cart.

Following two years of product development, including placement at various courses with different environments, steepness, curb factors, etc., we have seen overwhelming consumer enthusiasm, and



growing course acceptance. We have repeatedly demonstrated that courses see a rise in new players to the course, an increase in the number of rounds played, and an increase in course revenue.

Typical GolfBoard® User

- Median age of 41
- 35% are over 50
- Over 40% are first time players at the course...they went to the course specifically to ride a GolfBoard electric board

Design and Manufacturing

Design and product development of the GolfBoard is largely conducted by Sol Boards staff and directors in concert with Microcast Technologies Corp, of Linden, NJ ("Microcast"). Extensive user feedback has been collected from and incorporated into new product design and enhancements. **A patent is pending on three key elements of the board design**.

Sol Boards has entered into an exclusive long term agreement with Microcast to manufacture the Company's products. Microcast is a vertically integrated manufacturer serving the US military, marine, telecom and lighting industries. In addition to contract manufacturing expertise provided, Microcast provides financing support not only by coverage of plant, equipment and labor needs, but also finances much of the inventory carrying costs of Sol Boards. In addition, the COO of Microcast is a board member of Sol Boards, and he and members of his family have a substantial ownership position in Sol Boards.

Revenue

Sol Boards currently generates revenues primarily from sales of its GolfBoard product directly to golf courses. The retail price for a GolfBoard is currently $6,500. For international sales, where we largely sell through qualified distributors, the price is currently $5,750. This difference allows for distributor mark-up, and results in roughly the same net margin to the Company.

- <u>US golf course sales:</u> Senior management and senior sales staff focus on securing sales contracts and/or distribution agreements with the nation's largest golf management companies, and nearly 50 sales representatives focus on providing local sales and service support to the large golf management courses, as well as public courses and private clubs not managed by one of the large management companies.
- <u>International Sales:</u> Sol Boards currently has distribution relationships in Australia, Indonesia the UK, Switzerland and Canada, and is expanding into Europe and Japan. An internal National Sales Director coordinates sales into those smaller international markets for which there is no local GolfBoard distributor.
- <u>Managed/Rental Fleet:</u> Sol Boards has started a direct rental program, where Sol Boards retains ownership and maintenance responsibility of the boards, plus provides additional marketing support through its high traffic website, and via social media to the many fans and followers of GolfBoards. A direct rental program allows for faster, more efficient course penetration, and is an important use of investment funds. Our experience is that once a customer/course has placed GolfBoards on the course, consumer demand and strong course profitability results in multiple repeat orders.
- <u>Non-golf Sales:</u> Sol Boards has released two new products: the ResortBoard and the BeachBoard. The ResortBoard is 'road-ready', complete with lights and reflectors, larger wheels and optional carry basket(s). The narrow profile and easy maneuverability of the



ResortBoard makes it ideal for use in factories, warehouses and resorts. The BeachBoard also has larger wheels with a special tread pattern, and is a more rugged, off road version of the GolfBoard product for all-terrain use.

- Ecommerce: We are implementing an e-commerce initiative to sell our product to individuals, including an ability to highly customize the board (with decals, fenders wraps, custom painted wheels, optional refreshment cooler and many other add-ons)
- Service: A key component to attracting and retaining customer loyalty and repeat purchases is to provide superior before and after sales services. Sol Boards expects to open 4-5 service centers in the US (near major golf course hubs) in 2017.

Sales to Golf Courses

GolfBoards are used by individual golfers, who ultimately drive product demand. However, the sale is made to golf courses, which generally build up a fleet of GolfBoards over time as user demand increases, resulting in multiple follow-on orders.

Not a replacement of golf carts. GolfBoards are not viewed as a replacement for golf carts. Thus, the cost of buying or leasing GolfBoards is a marginal cost. However, with increased speed of play, and increased capacity through 5 & 6-somes (5 or 6 GolfBoarders often play faster than 4 players in 2 golf carts), which results in a greater number of rounds played (generating higher green fees and clubhouse revenues), often rent at a higher rental fee, and a demonstrated ability to bring new golfers to the course, GolfBoards offer enhanced profit opportunities to the course which we believe more than justify the cost.

Many courses seek to lease the equipment. Sol Boards has leasing plans from various financial institutions that provide direct leasing options.

Insurance and safety. Insurance coverage for GolfBoards is an important prerequisite in buying and deploying the boards on the course, and is offered and provided by major industry carriers. When considering the golf cart size and weight, including two passengers and clubs, we believe the potential for severe accidents and liability claims are or may be lower on the smaller and lighter weight Golfboard. There are numerous incidents of golf carts running into pedestrians, turning over and landing on a passenger, etc,, which cause serious injury and a number of deaths each year. With hundreds of thousands of GolfBoard rounds and demonstrations, **to managements' knowledge, no current claims or lawsuits have been filed or are pending as a result of injury on a Golfboard**.

Competitive Landscape

To our knowledge, the only motorized, single rider product that directly competes with our GolfBoard electric boards is the Golf Skate Caddy ("GSC"). With far greater market pentation in the US (over 95% market share), **GolfBoard is clearly the US industry leader.** We expect to achieve similar market dominance internationally, as the company ramps up its worldwide distribution efforts beginning Q4 2016.

Pricing Comparison:

Golf Skate Caddy: $4,850

Golf Cart: $6,000 - $9,000

GolfBoard electric board: $6,500

While the GSC is priced lower, we have infrequently found ourselves in direct competition with them. Repeated head-to-head comparisons of GolfBoard to Golf Skate Caddy at tradeshows and other golf industry events repeatedly demonstrate the consumers' preference for GolfBoard. We believe some of the key product differentiators driving GolfBoards' greater popularity include:



- One-touch thumb throttle speed control for enhanced ease of use
- Sophisticated and reliable automatic braking system (reflected in our patent pending design)
- Rear axle lock parking brake for holding the board firmly in place even on steep hills
- Strong and well-tested stability bar with dual hand hold positions
- Lower center of gravity for greater stability
- Sleek ergonomic design
- Overall well-built product that is designed and made in the USA
- Broad insurance company acceptance and coverage.

Marketing

Sol Boards' initial marketing efforts are targeted to two audiences: directly to golf courses and management companies, and to individual golfers. Sol Boards has successfully raised awareness of the GolfBoard in the past 12-18 months through PR and marketing efforts, often utilizing the services of Laird Hamilton, a director and shareholder of Sol Boards. Extensive local and national news stories have generated strong interest from golfers, who ask for and seek out courses offering the GolfBoard experience.

GolfBoards website consistently receives over 100,000+ visitors per month with over 200,000 page views from golfers looking for information on where to experience "GolfBoarding". We then link these interested riders directly to the website of the closest course offering GolfBoards. Our clients find this incremental traffic and marketing support of high value, and an additional reason to choose GolfBoard.

As Sol Boards expands our product offering with our ResortBoard and BeachBoard, it plans to also expand its marketing efforts to target sales to individuals, resorts, harbors, corporate campuses, factories, warehouses, and other industrial applications. We believe revenue opportunities beyond golf are substantial and untapped. We also believe that our product's innovative features, such as its patent pending stability bar, make it easy to use and give it a strong advantage over other single rider electric boards, and that these advantages will help Sol Boards command a strong share of what we believe is a very attractive growth market.

Investment

Sol Boards is seeking an equity investment of up to $4.0 mln. We intend to raise these funds through two initiatives: the first equity raise is targeted at $1,000,000, through a "Title III" offering (Round One), and we plan to offer an additional $3,000,000 through a "Title IV" offer (Round Two). We believe these capital raises will help us grow quickly, dramatically increasing our course penetration through investment in a managed/rental fleet program, build-out our service support business, expand internationally, and continue new product development.

Summary of Key Terms of the Offer:

- Class B Non-Voting Common Stock
- Minimum Investment – Round One: $125 (100 shares)
- Projected/Estimated Minimum Investment – Round Two: $500 (400 shares)
- Pre-money valuation: $8 mln.

This funding is intended to help us to reach the following milestones:

- Support the investment and expansion in our managed/rental fleet program. We believe this will allow us to increase course penetration and board placement at a dramatically quicker pace, and provide solid profits under a recurring revenue model



- Open, staff and equip regional service centers to support on-boarding and post-sale and rental service needs.
- Continue investment in product development in order to significantly reduce our manufacturing costs
- Deleverage the balance sheet, thereby reducing our cost of funds, and allowing us to negotiate more favorable financing terms.

Revenues for Sol Boards was approximately $3.3mln in 2015, projected to grow to approximately $5 mln in 2016, and with the support of the new capital investment nearly $12mln in 2017, and $20mln in 2018.

Contact Information

Finance - investors@golfboard.com